SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                  Commission File Number 1-14603
                                                        CUSIP Number:  615337102

                           NOTIFICATION OF LATE FILING

             (Check One): Form 10-K   [X] Form 11-K   Form 20-F   Form 10-Q
 Form N-SAR
         For Period Ended:   December 31, 2002
                            ----------------------------------------------------
 Transition Report on Form 10-K                 Transition Report on Form 10-Q
 Transition Report on Form 20-F                 Transition Report on Form N-SAR
 Transition Report on Form 11-K

         For the Transition Period Ended: ______________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_____________________________________________________________________________

-----------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant The Advest Thrift Plan c/o The Advest Group, Inc.
                       ---------------------------------------------------------

Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (Street and number)
90 State House Square
--------------------------------------------------------------------------------

City, state and zip code     Hartford, CT  06103
                         -------------------------------------------------------

                                     PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b)  The subject annual report,  semi-annual  report,  transition
 [X] report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Effective as of the end of the calendar 2002 plan year, Prudential Insurance Company of America became recordkeeper for the Advest Thrift Plan (the "Plan"), and Prudential Trust Services became trustee of the Plan. Previously, these services had been provided by ATR, Inc. and Advest, Inc. Also effective as of the end of the 2002 plan year, the Lebenthal & Co., Inc. Profit-Sharing Plan was merged with and into Plan. These changes necessitated significant conversion of data and have resulted in delays in finalizing the financial information for the 2002 plan year. Although diligent efforts have been made to date, further time is required to complete these financials required for the 11-K filing.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                  Lee G. Kuckro              (860)            509-1000
--------------------------------------------------------------------------------
                  (Name)                     (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes      No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                     Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             The Advest Thrift Plan
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    THE ADVEST GROUP, INC.

Date  June 27, 2003                 By   /s/Allen G. Botwinick
      ---------------                    ----------------------
                                    Name: Allen G. Botwinick
                                    Title: Chairman ATP Administrative Committee



                                      -2-